As filed with the Securities and Exchange Commission on March 5, 2009

Securities Act File No. 333-155589
Investment Company Act File No. 811-22252

United States
Securities and Exchange Commission
Washington, D.C. 20549
____________________

FORM N-2
____________________

☒ Registration Statement under the Securities Act of 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 1
and/or
☒ Registration Statement under the Investment Company Act of 1940
☒ Amendment No. 5

BLACKROCK FIXED INCOME VALUE OPPORTUNITIES
(Exact Name of Registrant as Specified in Charter)
____________________

100 Bellevue Parkway
Wilmington, Delaware 19809
(Address of Principal Executive Offices)

(800) 882-0052
(Registrant’s telephone number, including area code)

Donald Burke, President
BlackRock Fixed Income Value Opportunities
40 East 52nd Street
New York, New York 10022
(Name and Address of Agent for Service)
____________________

Copies to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
____________________

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

BlackRock Fixed Income Value Opportunities is filing this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-155589 and 811-22252) pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely for the purpose of filing Exhibits (h)(1) and (h)(2)(i) – (h)(2)(x).  No changes or additions are being made hereby to the prospectus or statement of additional information that forms a part of the Registration Statement. Accordingly, both the prospectus and the statement of additional information are being omitted from this filing.  Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART C

OTHER INFORMATION

Item 25.  Financial Statements and Exhibits

(1)	Financial Statements
Part A—None.
Part B—Financial Statements.(3)
(2)	Exhibits
(a)	Amended and Restated Agreement and Declaration of Trust.(2)
(b)	Amended and Restated By-Laws.(2)
(c)	Inapplicable.
(d)	Inapplicable.
(e)	Inapplicable.
(f)	Inapplicable.
(g)(1)	Investment Management Agreement.(2)
(2)	Sub-Investment Advisory Agreement.(2)
(h)(1)	Distribution Agreement between Registrant and BlackRock Investments, Inc.(1)
(h)(2)(i)	Dealer Agreement.(1)
(2)(ii)	Distribution, Sales and Shareholder Services Agreement.(1)
(2)(iii)	Dealer Agreement.(1)
(2)(iv)	Financial Services Agreement.(1)
(2)(v)	Dealer Agreement.(1)
(2)(vi)	Distribution, Sales and Shareholder Services Agreement.(1)
(2)(vii)	Dealer Agreement.(1)
(2)(viii)	Distribution, Sales and Shareholder Services Agreement.(1)
(2)(ix)	Dealer Agreement.(1)
(2)(x)	Distribution, Sales and Shareholder Services Agreement.(1)
(i)	Form of the BlackRock Closed-End Funds Amended and Restated Deferred Compensation Plan.(2)
(j)	Custody Agreement.(3)
(k)(1)	Transfer Agency Agreement.(3)
(2)	Form of Administrative and Accounting Services Agreement.(3)
(l)	Opinion and Consent of Counsel to the Trust.(4)
(m)	Inapplicable.
(n)	Independent Registered Public Accounting Firm Consent.(3)(4)
(o)	Inapplicable.
(p)	Form of Subscription Agreement.(2)
(q)	Inapplicable.
(r)(1)	Code of Ethics of the Trust.(3)
(2)	Code of Ethics of the Advisor and Sub-Advisor.(3)
(s)(1)	Power of Attorney.(2)
(2)	Certified Resolution of the Board of Trustees of the Registrant Regarding Power of Attorney.(2)
________________________
(1)	Filed herewith.

(2)
Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission on January 15, 2009.

(3)	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement, filed with the Securities and Exchange Commission on February 24, 2009.

(4)	Previously filed as an exhibit to Pre-Effective Amendment No. 3 to the Trust’s Registration Statement, filed with the Securities and Exchange Commission on February 24, 2009.

Item 26.  Marketing Arrangements

Reference is made to Section 8 of the Form of Distribution Agreement for the Registrant’s common shares.

Item 27.  Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in the Registration Statement:

Registration fees	$12,495
Printing (other than certificates)	$525,000
Engraving and printing certificates	$0
Accounting fees and expenses related to the offering	$7,000
Legal fees and expenses related to the offering	$403,000
FINRA fees	$32,295
Miscellaneous (i.e., travel) related to the offering	$250,000
Total	$1,229,790

Item 28.  Persons Controlled by or under Common Control with the Registrant

None.

Item 29.  Number of Holders of Shares

As of February 19, 2009:

Title of Class	Number of Record Holders
Common Shares	1

Item 30.  Indemnification

Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:

 5.1  No Personal Liability of Shareholders, Trustees, etc.  No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

 5.2  Mandatory Indemnification  (a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b)           Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c)           The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d)           The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

(e)           Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

 5.3  No Bond Required of Trustees.  No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

 5.4  No Duty of Investigation; Notice in Trust Instruments, etc.  No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

 5.5  Reliance on Experts, etc.  Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Reference is also made to Section 7 of the Distribution Agreement which was previously filed as Exhibit (h) to Pre-Effective Amendment No. 1 of the Trust’s Registration Statement, which is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of Investment Advisor

Not Applicable

Item 32.  Location of Accounts and Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o BlackRock Advisors, LLC, 100 Bellevue Parkway, Wilmington, Delaware 19809 and at the offices of the Registrant’s Sub-Advisor, Custodian and Transfer Agent.

Item 33.  Management Services

Not Applicable

Item 34.  Undertakings

(1)           The Registrant hereby undertakes to suspend the offering of its common shares until it amends its prospectus if (a) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)           Not applicable

(3)           Not applicable

(4)           Not applicable

(5)           (a) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)           For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)           The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 4th day of March, 2009.

/s/ DONALD BURKE
Donald Burke
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities set forth below on the 4th day of March, 2009.

Name	Title
/s/ DONALD BURKE	President and Principal Executive Officer
Donald Burke

/s/ NEAL ANDREWS	Principal Financial and Accounting Officer
Neal Andrews

*	Trustee
G. Nicholas Beckwith, III

*	Trustee
Richard E. Cavanagh

*	Trustee
Richard S. Davis

*	Trustee
Kent Dixon

*	Trustee
Frank J. Fabozzi

*	Trustee
Kathleen F. Feldstein

*	Trustee
James T. Flynn

*	Trustee
Henry Gabbay

*	Trustee
Jerrold B. Harris

*	Trustee
R. Glenn Hubbard

*	Trustee
W. Carl Kester

*	Trustee
Karen P. Robards

* By: /s/ DONALD BURKE	Attorney-in-fact
Donald Burke

INDEX TO EXHIBITS

(h)(1)	Distribution Agreement between Registrant and BlackRock Investments, Inc.
(h)(2)(i)	Dealer Agreement.
(2)(ii)	Distribution, Sales and Shareholder Services Agreement.
(2)(iii)	Dealer Agreement.
(2)(iv)	Financial Services Agreement.
(2)(v)	Dealer Agreement.
(2)(vi)	Distribution, Sales and Shareholder Services Agreement.
(2)(vii)	Dealer Agreement.
(2)(viii)	Distribution, Sales and Shareholder Services Agreement.
(2)(ix)	Dealer Agreement.
(2)(x)	Distribution, Sales and Shareholder Services Agreement.